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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                          ------

                        Golden Eagle International, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  380961 10 2
          -----------------------------------------------------
                                 (CUSIP Number)

                                Mary A. Erickson
       4949 S. Syracuse Street, Suite 300, Denver, CO 80237 (303)694-6101
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 20, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  380961 10 2
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Golden Eagle Mineral Holdings, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   | 7  |     SOLE VOTING POWER
   SHARES     |    |     14,441,467
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    | 8  |     SHARED VOTING POWER
    EACH      |    |     0
  REPORTING   |-----------------------------------------------------------------
    WITH      | 9  |     SOLE DISPOSITIVE POWER
              |    |     14,441,467
              |-----------------------------------------------------------------
              | 10 |     SHARED DIPOSITIVE POWER
              |    |     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,441,467 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  380961 10 2
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mary Alice Erickson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   | 7  |     SOLE VOTING POWER
   SHARES     |    |     -0-
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    | 8  |    SHARED VOTING POWER
    EACH      |    |     14,441,467
  REPORTING   |-----------------------------------------------------------------
    WITH      | 9  |     SOLE DISPOSITIVE POWER
              |    |     -0-
              |-----------------------------------------------------------------
              | 10 |     SHARED DIPOSITIVE POWER
              |    |     14,441,467
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,441,467 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

CUSIP No.  380961 10 2
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ron Knittle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   | 7  |     SOLE VOTING POWER
   SHARES     |    |     -0-
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    | 8  |    SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      | 9  |     SOLE DISPOSITIVE POWER
              |    |     -0-
              |-----------------------------------------------------------------
              | 10 |     SHARED DIPOSITIVE POWER
              |    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [XX]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 380961 10 2
--------------------------------------------------------------------------------


Item 1. Security and Issuer

     This Statement relates to the Common Stock, $0.0001 par value per share (the "Shares") of Golden Eagle Mineral Holdings, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 4949 S. Syracuse Street, Suite 300, Denver, Colorado 80237.

Item 2. Identity and Background

     The Schedule 13D is being filed by Golden Eagle Mineral Holdings, Inc. ("GEMH"), 4949 S. Syracuse Street, Suite 300, Denver, Colorado 80237, includes the direct and indirect holdings of the following persons:

     A.  Mary Alice Erickson
         4949 S. Syracuse Street, Suite 300
         Denver,  Colorado 80237

          Ms. Erickson is the Sole owner of GEMH and can be deemed to own beneficially all securities owned by GEMH.

     B.  Ron Knittle
         4949 S. Syracuse Street, Suite 300
         Denver,  Colorado 80237

          Mr. Knittle is the spouse of Ms. Erickson and disclaims any interest in the shares of Golden Eagle International, Inc. beneficially owned by Ms. Erickson or GEMH pursuant to Rule 13d-4.

     The reporting persons have not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting persons have not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years except as follows:

     On May 7, 1998, the SEC filed a civil action (SEC vs. Golden Eagle International, Inc., No 98-Z-1020 [D. Colo.]) against Registrant; Registrant's former president, Ron Knittle (resigned in May of 1996); Registrant's current secretary/treasurer and a director, Mary Erickson; Registrant's former public relations firm (which had not performed work for Registrant since before May 1996); and two individuals, regarding acts which had occurred between 1994 and mid-1996. Among the allegations made in the SEC's complaint were that Registrant and the individuals involved had issued press releases which were false and misleading in an attempt to hype the value of the Registrant's stock. As a result of the May 22, 1998, press release, the staff of the SEC's Central Regional Office has advised the Company that it is contemplating a recommendation to the full Commission that it amend the pending civil action to include other violations which allegedly may have resulted from the May 22, 1998 press release. The Company and its management are continuing to discuss the resolution of these issues with the staff of the Securities and Exchange Commission, but have denied any wrongdoing which may be actionable under the federal securities laws.

SCHEDULE 13D
CUSIP No. 380961 10 2
--------------------------------------------------------------------------------


     The citizenship of the reporting persons is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The Board of Directors granted Mary Erickson options to acquire 10,000,000 shares of common stock, exercisable at a price of $0.16 per share. 5,000,000 of these options are currently exercisable; 5,000,000 of these options are not currently exercisable, but vest and become exercisable if Ms. Erickson is employed by the issuer on November 1, 1999.

Item 4. Purpose of Transaction

     The Board of Directors of Golden Eagle International, Inc. granted Ms. Erickson the options described above in connection with the reporting person's continuing employment with Golden Eagle International, Inc.

     This amendment also corrects a subtraction error included in amendment no. 1 to this Schedule 13D filed by Golden Mineral Holdings, Inc. and Ms. Erickson reporting an event of December 1997. Their beneficial ownership at that time should have been 14,441,467 shares.

     The amount of the securities beneficially owned by Ms. Erickson include 13,500,000 shares pledged in April 1997 to collateralize a lone made to the issuer by Frost Bank, Houston, Texas, and 800,000 shares pledged in October 1998 to certain family members to collateralize advances made by them to Ms. Erickson.

Item 5. Interest in the Securities of the Issuer

     Ms. Erickson owns the options described in Item 3 above, for a total beneficial ownership of 19,441,467 shares, including 14,441,467 shares owned of record by GEMH, but not including options granted to Ms. Erickson to acquire 5,000,000 shares of common stock which are not currently exercisable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None, except the option agreement described above.

SCHEDULE 13D
CUSIP No. 380961 10 2
--------------------------------------------------------------------------------


Item 7. Material to be Filed as Exhibits

     None


Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 23, 1999                     By: /s/ Mary A. Erickson
------------------------                     ------------------------
                                             Mary A. Erickson


Dated: February 23, 1999                     By: /s/ Ron Knittle
------------------------                     -------------------
                                             Ron Knittle


                                             Golden Eagle Mineral Holdings, Inc.


Dated: February 23, 1999                     By: /s/ Mary A. Erickson
------------------------                     ------------------------
                                             Mary A. Erickson




ATTENTION:     Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)